Exhibit 99.2

Chip Wilson Comments on lululemon's Board Changes and Fourth Quarter and Full Year Fiscal 2025 Results

VANCOUVER, B.C., March 18, 2026 /PRNewswire/ -- Chip Wilson, Founder of lululemon athletica inc. (NASDAQ: **LULU**) ("lululemon" or the "Company") and one of lululemon's largest shareholders, today issued the following statement regarding the Company's announcement of Board refreshment and fourth quarter and full year results.

"As I have communicated publicly and privately for the past several months, lululemon is in dire need of significant and substantial refreshment of the board of directors. Yesterday's announcement that David Mussafer, an overly long-tenured director with more than 14 years of total service on the Board, will not seek re-election, is another step of welcome change. His influence on the Board has long impeded change, as I indicated in my February 27 **letter** to lululemon shareholders. I am hopeful his departure will allow the Board to act with clarity and speed," said Wilson. "It is our expectation that Mr. Mussafer will now step back from his involvement in director refreshment efforts, the CEO selection process and shareholder engagement. It would be highly unusual and inappropriate for a retiring director to be guiding or actively involved in strategic matters."

Wilson continued, "I want to be clear that while yesterday's announcement is a step in the right direction, glaring governance deficiencies remain. The Board still includes three directors tied to the private equity firm led by Mr. Mussafer, a firm that does not even have a disclosed ownership stake in lululemon. I am prepared to continue the effort for as long as necessary to effectuate the quantum of change required to return lululemon to its premium position."

"Once again, lululemon's quarterly and annual results show the severity and significance of the change I believe is necessary now," said Wilson. "Fourth quarter 2025 Americas comparable sales represent the eighth consecutive quarter of decreased or flat results, and the outlook for fiscal year 2026 indicates no meaningful change in trajectory. The Company has not instilled any confidence in its shareholders that change will happen urgently, or in the near term based on the financial results announced today, marking yet another reason directors must be elected annually, starting at the 2026 Annual Meeting of Shareholders."

"Finally, the appointment of the new director to the Board, Chip Bergh, was underwhelming given the Board has indicated previously that highly qualified directors it had identified declined to join the Board until this proxy contest is settled. Bergh's resume from the companies he has led and on whose boards he has served have struggled for years against their peers. We would have voiced our concerns prior to this announcement, however, the lululemon Board did not engage with us nor invite us to meet with Bergh during his interview process. That said, we remain confident that significant change is still needed at the Board level before a new CEO can be selected. I am hopeful that the Board is in alignment with that sequencing, as the Company has yet to appoint a new CEO. The three highly qualified, creative-first leaders I have put forth as nominees bring unmatched brand and marketing expertise and are the change agents needed. I look forward to engaging with the Board so that the future of lululemon is indeed one of growth for all shareholders."

Shareholders are encouraged to visit **www.CreativityFirstlulu.com** to review the need for change and learn about Wilson's nominees.

Certain Information Concerning the Participants

Dennis J. "Chip" Wilson, together with the other Participants (as defined below), intends to file with the U.S. Securities and Exchange Commission (the "SEC") a definitive proxy statement on Schedule 14A (the "Definitive Proxy Statement") and accompanying **GOLD** Universal Proxy Card to be used to solicit proxies from the shareholders of the Company in connection with the Annual Meeting.

SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT THE PARTICIPANTS HAVE FILED OR WILL FILE WITH THE SEC BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION, INCLUDING ABOUT THE MATTERS TO BE VOTED ON AT THE ANNUAL MEETING AND ADDITIONAL INFORMATION RELATING TO THE PARTICIPANTS AND THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE.

The participants in the solicitation of proxies are Mr. Wilson, Anamered Investments Inc., LIPO Investments (USA), Inc., Wilson 5 Foundation, Wilson 5 Foundation Management Ltd., Five Boys Investments ULC, Shannon Wilson, Low Tide Properties Ltd., House of Wilson Ltd., Marc Maurer, Laura Gentile and Eric Hirshberg (collectively, the "Participants").

The Definitive Proxy Statement and accompanying **GOLD** Universal Proxy Card will be furnished to some or all of the Company's shareholders and will be, along with other relevant documents, available at no charge on the SEC's website at **https://www.sec.gov/**.

Information about the Participants and a description of their direct or indirect interests, by security holdings or otherwise, is contained on an amendment to Schedule 13D filed by the Participants with the SEC on March 16, 2026, and is available **here**. By virtue of the relationship among the Participants as members in a Schedule 13(d) group, all the Participants, individually, are deemed to beneficially own the 9,904,856 shares of Common Stock of the Company, par value $0.005 (of which 5,115,961 are shares of the Company's special voting stock paired with an equal number of exchangeable shares of Lulu Canadian Holding, Inc., on a fully-converted basis) owned in the aggregate by all of the Participants.

Contacts

Media
Val Mack, **val.mack@fticonsulting.com**
Pat Tucker, **pat.tucker@fticonsulting.com**

<u>Investors</u>
Scott Winter, Gabrielle Wolf
Innisfree M&A Incorporated
(212) 750-5833

SOURCE Chip Wilson